December 14, 2018

Jim A. Swanson
Senior Vice President, Chief Financial Officer
Columbia Sportswear Company
14375 Northwest Science Park Drive
Portland, Oregon 97229

       Re: Columbia Sportswear Company
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 22, 2018
           Form 8-K Filed October 25, 2018
           File No. 0-23939

Dear Mr. Swanson:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining